Nixon Peabody LLP

1300 Clinton Square

Rochester, New York 14604

July 1, 2010

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attn: Catherine T. Brown

Re: Corning Natural Gas Corporation.

Amendment No. 3 to Registration Statement of Form S-1

File No. 333-166008

Filed June 18, 2010

Ladies and Gentlemen:

This letter sets forth the response on behalf of Corning Natural Gas Corporation (the "Company") to your letter, dated June 25, 2010, setting forth the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") on the Company's filing listed above. For your convenience, the comments are reproduced below before the Company's answers and references are to the preliminary prospectus, dated July 1, 2010 (the "Prospectus"), forming a portion of Amendment No. 4 to the Registration Statement (No. 333-166008).

Risk Factors, page 11

1. We reviewed your response to comment two in our-letter dated June 14, 2010 and have the following additional comments:

* Please disclose when and how you will give notice to shareholders once you receive a determination from the NYPSC.

Company response:

The Company will issue a press release, to be filed with the Commission as a free writing prospectus, once the NYPSC issues an order on the Company's petition filed with the NYPSC on May 17, 2010. The Company has included a disclosure to that effect on page 16 of the Prospectus under the heading "Risk Factors - Holders of 10% or more of our outstanding common stock may not be able to exercise their subscription rights without the consent of the NYPSC", and on page 25 under the heading "The Rights Offering - Regulatory limitations."

* Throughout your registration statement where you include disclosure that assumes that all of the shares of common stock offered in the rights offering are issued, please cross-reference to the NYPSC risk factor disclosure and indicate that if you do not receive a favorable determination from the NYPSC, only a specified percentage of the outstanding shares will be eligible to participate in the offering and disclose this percentage.

Company response:

The Company has clarified that without a favorable interpretation by or consent of the NYPSC, holders of up to 48% of the outstanding shares may not themselves be eligible to exercise their subscription rights, although they may be able to transfer those rights to others. Please see the disclosures on pages 8, 16, 18 and 19 of the Prospectus.

* If material, please add a question and answer related to your petition to the NYSPC and the impact, if any, on the remaining shareholders if you do not receive a favorable determination from the NYPSC.

Company response:

A question and answer with respect to the Company's petition to the NYPSC was added and the effect if it were not acted upon favorably was added on page 8 of the Prospectus.

* Please revise your use of proceeds disclosure to set forth your anticipated proceeds and the related use of proceeds if you do not receive a favorable determination from the NYPSC.

Company response:

The description of the use of proceeds of the offering was amended under the heading "Summary - Use of Proceeds" on page 4 and "Use of Proceeds" on page 18 of the Prospectus, to describe the effect if the total number of rights held by holders of 10% or more of the Company's shares were not exercised as a result of not receiving a favorable determination by the NYPSC.

* If you expect to extend the offering if you do not receive a determination from the NYPSC before the expiration date of the rights offering, please disclose this fact throughout your registration statement and the related appendices, as appropriate.

Company response:

We have been advised that the Company does not currently plan to extend the offering if the NYPSC does not act favorably or fails to consider the petition at its August 19, 2010, meeting but that in the event the Company did determine to extend the offering in those circumstances, it does not expect to extend beyond 30 days after the original termination date. A disclosure to that effect was added on page 15 under the heading "Risk Factors - Once you exercise you subscription rights, you may not revoke . . . even if we decide to extend the expiration date of the extension period."

Exhibit 23.2- Consent of EFP Rotenberg, LLP

2. With your next amendment, please update the consent of your auditor.

Company response:

The auditor's consent has been updated as Exhibit 23.2 filed Amendment No. 4 to the Registration Statement (No. 333-166008).

Conclusion

We have discussed with the Company the following and the Company acknowledges that:

  if the Commission, or the staff acting pursuant to delegated authority, declare the Registration Statement effective, that action does not foreclose the Commission from taking any action with respect to the filing;
  the Commission, or the staff acting pursuant to delegated authority, declare the Registration Statement effective, does not relieve the Company of its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
  the Company may not assert staff comments and the declaration of the effectiveness of the Registration Statement as a defense in any proceeding commenced by the Commission or any person under the federal securities laws of the United States of America.

At the request of the Company, we respectfully request that if there are no further comments from the staff of the Commission, that the Registration Statement be declared effective at the opening of business on July 6, 2010, or as soon thereafter as practicable. Please call me if you have any questions with respect to the foregoing. Thank you.

Very truly yours,

/s/ Deborah J. McLean

Deborah J. McLean